UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ASIA SATELLITE TELECOMMUNICATIONS HOLDINGS LIMITED

(Name of Issuer)

Common Stock, par value HK$ 0.10 per share

(Title of Class of Securities)

763991-02-3

(CUSIP Number)

Mi ZengXin

Capital Mansion

6 Xinyuan Nan Road

Chaoyang District

Beijing 10004, China

861-6466-5534

with a copy to:

Lawrence Vranka, Jr.

Linklaters

1345 Avenue of the Americas

New York, NY 10105

212-903-9000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

February 13, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 763991-02-3	13D	Page 2 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

CITIC Group IRS #: 66-0598708
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

268,905,000
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

268,905,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

268,905,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

68.90%
14	TYPE OF REPORTING PERSON

CO

CUSIP No. 763991-02-3	13D	Page 3 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

CITIC Projects Management (HK) Limited IRS #: N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

268,905,000
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

268,905,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

268,905,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

68.90%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 763991-02-3	13D	Page 4 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

CITIC Asia Limited IRS #: N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

268,905,000
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

268,905,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

268,905,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

68.90%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 763991-02-3	13D	Page 5 of 16 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Able Star Associates Limited IRS #: N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

0
8 SHARED VOTING POWER

268,905,000
9 SOLE DISPOSITIVE POWER

0
10 SHARED DISPOSITIVE POWER

268,905,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

268,905,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

68.90%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 763991-02-3	13D	Page 6 of 16 Pages

Item 1. Security and Issuer.

This statement relates to common stock, par value HK$0.10 per share (the “Issuer Common Stock”), of Asia Satellite Telecommunications Holdings Limited (the “Issuer”). The principal executive offices of the Issuer are located at 17th Floor, The Lee Gardens, 33 Hysan Avenue, Causeway Bay, Hong Kong.

Item 2. Identity and Background.

(a)	This statement is filed jointly by the entities listed below (collectively, the “Reporting Persons”):

(i) CITIC Group (“CITIC”), an enterprise organized under the law of the People’s Republic of China;

(ii) CITIC Projects Management (HK) Limited (“CITIC Projects”), a company organized under the law of the British Virgin Islands and a wholly-owned subsidiary of CITIC;

(iii) CITIC Asia Limited (“CITIC Asia”), a company organized under the law of the British Virgin Islands and a wholly-owned subsidiary of CITIC Projects; and

(iv) Able Star Associates Limited (“Able Star”), a company organized under the law of the British Virgin Islands and a wholly-owned subsidiary of CITIC Asia.

This statement is being filed on behalf of each of the Reporting Persons, including Able Star, through which CITIC, CITIC Projects and CITIC Asia has indirect beneficial ownership of shares of Issuer Common Stock. A copy of the Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 99.1.

Principal business:

(b) The address of CITIC’s principal office is Capital Mansion, 6 Xinyuan Nan Road, Chaoyang District, Beijing 10004, People’s Republic of China. The registered address for each of CITIC Projects, CITIC Asia and Able Star is c/o Offices of Offshore Incorporations Limited, P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Able Star’s principal office is located at Room 2118 Hutchison House, 10 Harcourt Road, Hong Kong.

(c) CITIC is an investment holding company which, through its subsidiaries, has operations in banking, financial, industrial investment, and service industry. CITIC Projects and CITIC Asia is each an investment management and advisory company. The principal activity of Able Star is investment holdings. The name, business address, present principal occupation or employment and citizenship of the directors and executive officers of each of the Reporting Persons is set forth on Schedule A through Schedule D hereto.

(d-e) During the past five years none of the Reporting Persons, nor to the best of the Reporting Persons’ knowledge, any of the persons identified on Schedule A through Schedule D hereto has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) CITIC is a citizen of the People’s Republic of China. Each of CITIC Projects, CITIC Asia and Able Star is a citizen of the British Virgin Islands.

CUSIP No. 763991-02-3	13D	Page 7 of 16 Pages

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons, through Able Star, hold their interests in the Issuer through Bowenvale Limited (“Bowenvale”). Bowenvale’s sole asset is 268,905,000 shares of Issuer Common Stock, which constitutes 68.90% of the outstanding shares of Issuer Common Stock.

On January 15, 1999, Able Star and Société Européenne des Satellites S.A., through its wholly-owned subsidiary, SES Finance S.A. (together referred to as “Société Européenne”), completed the purchase, pursuant to a Share Sale and Purchase Agreement, dated December 10, 1998, among Able Star, Société Européenne, Hutchison Whampoa Limited (“Hutchison”), Cable & Wireless plc (“C&W”) and Bowenvale, of the entire shareholdings of C&W and Hutchison in Bowenvale (the “Share Purchase”). As a result of the Share Purchase and related transactions, CITIC and Société Européenne each owned 50% of the outstanding voting shares of Bowenvale.

Able Star currently owns 133,107,975 (50% of the total outstanding) voting shares of Bowenvale. In addition, Able Star owns 2,689,050 special shares of Bowenvale, which do not carry voting rights, but which have substantially the same rights as the Bowenvale voting shares in dividends and other distributions from Bowenvale. Able Star’s voting shares represent a 49.5% economic interest in Bowenvale and its special shares represent a 1% economic interest in Bowenvale, for a total 50.5% economic interest. To the best of the Reporting Persons’ knowledge, the remaining 133,107,975 shares of Bowenvale, all of which are voting shares and represent a 49.5% economic interest, are held by SES, a société anonyme and/or its affiliates. As used herein, “SES Shareholder” refers collectively to the SES-affiliated entity (or entities) which is the registered holder of such Bowenvale shares.

A description of the history of the Reporting Persons’ beneficial ownership of Issuer Common Stock prior to the January 15, 1999 transaction described above is set forth in Appendix A hereto.

The Reporting Persons hereby disclaim beneficial ownership of 133,107,975 of the shares of Issuer Common Stock that are held by Bowenvale, as being attributable to the SES Shareholder’s 49.5% beneficial ownership interest in Bowenvale.

Item 4. Purpose of Transaction.

Pursuant to the Shareholders’ Agreement, dated December 10, 1998, among CITIC, Société Européenne and Bowenvale (as amended, the “Shareholders’ Agreement”), as amended by the Deed of Adherence and Amendment No. 1 to the Shareholders’ Agreement, by and among SES Astra S.A. (f/k/a Société Européenne des Satellites S.A.), CITIC, Bowenvale, Able Star, SES Global Holding, AG, and SES Global S.A., dated November 9, 2004 (the “Amendment”), described in Item 6, the rights of each of Able Star and the SES Shareholder to acquire or dispose of Bowenvale shares, and to require Bowenvale to acquire shares of Issuer Common Stock or dispose of its attributable shares of Issuer Common Stock, are subject to certain consent rights held by the other.

On February 13, 2007, CITIC and Able Star entered into the Letter Agreement, dated February 13, 2007, with SES, General Electric Capital Corporation (“GE Capital”), SES Global Holding AG and Bowenvale (the “Letter Agreement”), which, among other things, provides for CITIC and Able Star’s consent to the transfer of the 133,107,975 Bowenvale shares held by the SES Shareholder to a newly-formed company, subject to the acquisition by GE (as defined in the Letter Agreement) of the beneficial and legal ownership of the entire share capital of such newly formed company on SES-GE Completion (as defined in the Letter Agreement).

By way of an announcement dated February 13, 2007 (the “Joint Announcement”), the Issuer and Modernday Limited, a company incorporated in the British Virgin Islands with limited liability (and of which 50% equity interests are owned by each of (i) CITIC and/or its affiliates and (ii) GE Capital and/or its affiliates), jointly announced the proposed privatization of the Issuer by way of a scheme of arrangement under section 99 of the Companies Act 1981 of Bermuda, as amended. A copy of the Joint Announcement is attached hereto as Exhibit 99.5.

CUSIP No. 763991-02-3	13D	Page 8 of 16 Pages

This item is qualified in its entirety by reference to the Shareholders’ Agreement, the Amendment, the Letter Agreement and the Joint Announcement, copies of which are attached hereto as Exhibit 99.2, Exhibit 99.3, Exhibit 99.4 and Exhibit 99.5, respectively, and are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a) Able Star owns a 50.5% economic interest in Bowenvale and 50% of the voting interests in Bowenvale. To the best of the Reporting Persons’ knowledge, the remaining 49.5% economic interest in Bowenvale (which represents 50% of the voting interests in Bowenvale) is held by the SES Shareholder. As noted in Item 3 above, Bowenvale’s sole asset is 268,905,000 shares (68.9% of the total issued and outstanding) of Issuer Common Stock.

The Reporting Persons hereby disclaim beneficial ownership of 133,107,975 of the shares of Issuer Common Stock that are held by Bowenvale, as being attributable to the SES Shareholder’s 49.5% beneficial ownership interest in Bowenvale.

For the purposes of Rule 13d-3 promulgated under the Act, each of the Reporting Persons may be deemed to beneficially own Issuer Common Stock as a result of Able Star’s ownership of 50.5% of the outstanding shares of Bowenvale. None of the Reporting Persons, other than Able Star, has direct voting power over the Issuer Common Stock owned by Bowenvale, and they are filing solely in their capacities as parent companies of, and indirect beneficial owners of, the Issuer Common Stock owned by Able Star through its ownership of Bowenvale shares. Able Star’s voting power over the Issuer Common Stock held by Bowenvale is subject to the Shareholders’ Agreement referred to in Item 6 below.

(b) By virtue of the relationship described in Item 2, each of the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the Issuer Common Stock owned by Able Star through its ownership of Bowenvale shares.

(c) To the best of the Reporting Persons’ knowledge, none of the Reporting Persons nor any of their executive officers and directors (listed on Schedules A, B, C and D attached hereto) has effected any transactions in Issuer Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

CITIC and Able Star entered into the Letter Agreement referred to in Item 4, whereby they, among other things, consented to the transfer of the 133,107,975 Bowenvale shares held by the SES Shareholder to a newly-formed company, subject to acquisition by GE (as defined in the Letter Agreement) of the beneficial and legal ownership of the entire share capital of such newly formed company on SES-GE Completion (as defined in the Letter Agreement).

The Issuer and Modernday issued the Joint Announcement referred to in Item 4, whereby they jointly announced the proposed privatization of the Issuer by way of a scheme of arrangement under section 99 of the Companies Act 1981 of Bermuda, as amended.

Pursuant to the Shareholders’ Agreement, Able Star and the SES Shareholder are entitled to instruct Bowenvale in the voting of the shares of Issuer Common Stock held by Bowenvale. If the instructions of Able Star and the SES Shareholder are the same, Bowenvale will vote all of its shares of Issuer Common Stock according to their common instruction. If their instructions are different, the Shareholders Agreement provides for deadlock resolution mechanisms which, if unsuccessful, would allow either Able Star or the SES Shareholder to terminate the

CUSIP No. 763991-02-3	13D	Page 9 of 16 Pages

Shareholders’ Agreement, in which event Bowenvale would vote according to each shareholder’s instructions the portion of Bowenvale’s shares of Issuer Common Stock corresponding to such shareholder’s voting interests in Bowenvale. Notwithstanding such arrangements, certain material corporate events may not occur unless each of Able Star and the SES Shareholder consents, and each of them agrees to vote, or cause Bowenvale to vote, its shares of Issuer Common Stock accordingly.

Pursuant to the Shareholders’ Agreement, the rights of each of Able Star and the SES Shareholder to dispose of its Bowenvale shares, and to require Bowenvale to dispose of its attributable shares of Issuer Common Stock, are subject to certain consent rights held by the other.

Pursuant to the Shareholders’ Agreement, each of Able Star and the SES Shareholder has the right to receive and the power to direct the receipt of dividends received by Bowenvale in respect of, or the proceeds from the sale by Bowenvale from the sale of, the shares of the Issuer held by Bowenvale that are attributable to the economic interest of Able Star and the SES Shareholder, as the case may be, in Bowenvale.

This item is qualified in its entirety by reference to the Shareholders’ Agreement, the Amendment, the Letter Agreement and the Joint Announcement, copies of which are attached hereto as Exhibit 99.2, Exhibit 99.3, Exhibit 99.4 and Exhibit 99.5, respectively, and are incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.
1.	Joint Filing Agreement among the Reporting Persons.

2.	Shareholders’ Agreement, dated December 10, 1998, among CITIC, Société Européenne and Bowenvale.

3.	Deed of Adherence and Amendment No. 1 to the Shareholders Agreement, dated November 9, 2004, by and among SES Astra S.A. (f/k/a Société Européenne des Satellites S.A.), CITIC, Bowenvale, Able Star, SES Global Holding, AG, and SES Global S.A.

4.	Letter Agreement, dated February 13, 2007, by and among SES, General Electric Capital Corporation, SES Global Holding AG, CITIC, Able Star and Bowenvale.

5.	Joint announcement issued by Modernday Limited and the Issuer on February 14, 2007, regarding a proposed privatization of the Issuer by Modernday Limited by way of a scheme of arrangement, a possible unconditional mandatory general offer for shares of the Company by Modernday Limited, and a resumption of trading in shares of Issuer Common Stock.

CUSIP No. 763991-02-3	13D	Page 10 of 16 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2007	CITIC GROUP

/s/ Mi Zeng Xin
	By:	Mi Zeng Xin
	Title:	Executive Director and Vice President

CITIC PROJECTS MANAGEMENT (HK) LIMITED

/s/ Mi Zeng Xin
	By:	Mi Zeng Xin
	Title:	Director

CITIC ASIA LIMITED

/s/ Mi Zeng Xin
	By:	Mi Zeng Xin
	Title:	Director

ABLE STAR ASSOCIATES LIMITED

/s/ Ko Fai Wong
	By:	Ko Fai Wong
	Title:	Director

CUSIP No. 763991-02-3	13D	Page 11 of 16 Pages

APPENDIX A

As more fully set forth in the Registration Statement on Form F-1 (the “Registration Statement”) of the Issuer (Registration No. 333-4856), as of February 13, 1997, each of Hutchison, China International Trust and Investment Corporation (n/k/a CITIC Group) and C&W owned, directly or indirectly, 33.33% of Bowenvale, which owned (and continues to own) 268,905,000 shares of Issuer Common Stock, and, together with Bowenvale, had the right to receive or the power to direct the receipt of dividends from, or the proceeds form the sale of, such shares of Issuer Common Stock.

On January 9, 1997, Hutchison exercised in full its option to sell to Shortridge Limited (a wholly-owned subsidiary of China International Trust and Investment Corporation (n/k/a CITIC Group)) 40,365,000 shares of Bowenvale (being approximately 15% of the issued share capital of Bowenvale) at approximately US$102 million. The terms of such option are more fully set forth in the Registration Statement.

On September 23, 1997, CITIC exercised a right of first refusal under the Shareholders’ Agreement dated May 23, 1996 between CITIC, C&W, Hutchison, Bowenvale and certain other parties, to acquire 8.34% of the outstanding shares of Bowenvale from Hutchison. After such acquisition, CITIC, through Able Star, owned 41.67% of the outstanding share capital of Bowenvale and had disposal and voting rights with respect to the shares of Issuer Common Stock held by Bowenvale, as set forth in Item 4 of the Schedule 13G/A that China International Trust and Investment Corporation filed with the United States Securities and Exchange Commission on February 13, 1998.

At December 31, 1998, CITIC, C&W and Hutchison, through their respective subsidiaries, owned 41.67%, 41.67% and 16.66%, respectively of the outstanding ordinary shares of Bowenvale.

The Share Purchase referred to in Item 3 resulted in each of Able Star and Société Européenne owning 50% of the outstanding voting shares of Bowenvale. As noted in Item 3, Able Star currently owns 50% of the total outstanding voting shares of Bowenvale (representing a 49.5% economic interest) plus 2,689,050 special shares of Bowenvale, which do not carry voting rights and represent a 1% economic interest in Bowenvale, and to the best of the Reporting Persons’ knowledge, the SES Shareholder owns the remaining 50% of the outstanding voting shares of Bowenvale (representing a 49.5% economic interest).

Prior to the Amendment (as defined in Item 4 of this Schedule 13D), the terms of the Shareholders’ Agreement (as defined in Item 4 of this Schedule 13D) were consistent with those described in this Schedule 13D, except that if Able Star and the SES Shareholder instructed Bowenvale in the voting of the shares of Issuer Common Stock held by Bowenvale and their instructions were different, Bowenvale would vote according to each shareholder’s instructions the portion of Bowenvale’s shares of Issuer Common Stock corresponding to such shareholder’s voting interests in Bowenvale.

CUSIP No. 763991-02-3	13D	Page 12 of 16 Pages

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS OF CITIC

The names of the Directors and the names and titles of the Executive Officers of CITIC and their principal occupations are set forth below. The business address of each of the Directors and Executive Officers is that of CITIC at Capital Mansion, 6 Xinyuan Nan Road, Chaoyang District, Beijing 10004, People’s Republic of China. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to CITIC and, except as indicated otherwise below, each individual is a citizen of the People’s Republic of China.

Name	Present Principal Occupation
Kong Dan	Chairman
Chang Zhenming	Vice Chairman and President
Wang Chuan	Vice Chairman
Jing Shuping	Executive Director
Larry C. K. Yung	Executive Director
Mi ZengXin	Executive Director and VP
Dou Jianzhong	Executive Director and VP
Li Shilin	Executive Director and VP
Wen Jinping	Executive Director
Wang Jiong	Executive Director and VP
Zhao Jingwen	Executive Director and VP
Chen Xiaoxian	Executive Director and VP
Ju Wei Min	Director and CFO
Luo Ning	Director and Assistant President
Wang Dongming	Director and Assistant President
Sun Yalei	Director and Assistant President
Zhang Jijing	Director and Assistant President
Wang Jianzhi	Director
Sun Xiaowen	Director
Sun Xinguo	Director
Ren Qinxin	Director
Li Kang	Director
Qiu Yiyong	Director
Hong Bo	Director
Xuan Erniu	Director
Xu Yudi	Director
Guo Zhirong	Director
Guo Ketong	Director
Pu Jian	Director

CUSIP No. 763991-02-3	13D	Page 13 of 16 Pages

SCHEDULE B

DIRECTORS OF CITIC PROJECTS

The names of the Directors of CITIC Projects and their principal occupations are set forth below. The business address of each of the Directors is that of CITIC Projects at c/o Offices of Offshore Incorporations Limited, P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to CITIC Projects and, except as indicated otherwise below, each individual is a citizen of the People’s Republic of China.

Name	Present Principal Occupation
Qiu Yiyong	Director
Ju Weimin	Director
Mi ZengXin	Director

CUSIP No. 763991-02-3	13D	Page 14 of 16 Pages

SCHEDULE C

DIRECTORS OF CITIC ASIA

The names of the Directors of CITIC Asia and their principal occupations are set forth below. The business address of each of the Directors is that of CITIC Asia at c/o Offices of Offshore Incorporations Limited, P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to CITIC Asia and, except as indicated otherwise below, each individual is a citizen of the People’s Republic of China.

Name	Present Principal Occupation
Qiu Yiyong	Director
Ju Weimin	Director
Mi ZengXin	Director

CUSIP No. 763991-02-3	13D	Page 15 of 16 Pages

SCHEDULE D

DIRECTORS OF ABLE STAR

The names of the Directors of Able Star and their principal occupations are set forth below. The business address of each of the Directors is that of Able Star at c/o Offices of Offshore Incorporations Limited, P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Able Star and, except as indicated otherwise below, each individual is a citizen of the People’s Republic of China.

Name	Present Principal Occupation
Qiu Yiyong	Director
Ju Weimin	Director
Mi ZengXin	Director
Ko Fai Wong[1]	Director

[1]	Mr. Ko is a citizen of Australia.

CUSIP No. 763991-02-3	13D	Page 16 of 16 Pages

EXHIBIT INDEX

Exhibit No.	Description
99.1	Joint Filing Agreement among the Reporting Persons.

99.2	Shareholders’ Agreement, dated December 10, 1998, among CITIC, Société Européenne and Bowenvale.

99.3	Deed of Adherence and Amendment No. 1 to the Shareholders Agreement, dated November 9, 2004, by and among SES Astra S.A. (f/k/a Société Européenne des Satellites S.A.), CITIC, Bowenvale, Able Star, SES Global Holding, AG, and SES Global S.A.

99.4	Letter Agreement, dated February 13, 2007, by and among SES, General Electric Capital Corporation, SES Global Holding AG, CITIC, Able Star and Bowenvale.

99.5	Joint announcement issued by Modernday Limited and the Issuer on February 14, 2007, regarding a proposed privatization of the Issuer by Modernday Limited by way of a scheme of arrangement, a possible unconditional mandatory general offer for shares of the Company by Modernday Limited, and a resumption of trading in shares of Issuer Common Stock.